CUSIP NO.  90338W 10 3                                     Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                               U.S. Oncology, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   90338W 10 3
                                  -------------
                                 (CUSIP Number)

         Welsh, Carson, Anderson                 William J. Hewitt, Esq.
           & Stowe IX, L.P.,                     Reboul, MacMurray, Hewitt,
         320 Park Avenue, Suite 2500               Maynard & Kristol
         New York, New York  10022               45 Rockefeller Plaza
         Attention: Jonathan Rather              New York, New York  10111
         Tel. (212) 893-9500                     Tel. (212) 841-5700
         -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2001
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



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CUSIP NO.  90338W 10 3                                     Page 2 of 6 Pages




1)   Name of Reporting Person            Welsh, Carson, Ander-
     I.R.S. Identification                son & Stowe IX, L.P.
     No. of Above Person
     (Entities Only)
---------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
---------------------------------------------------------------------------
3)   SEC Use Only
---------------------------------------------------------------------------
4)   Source of Funds                              WC
---------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
---------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                            Delaware
---------------------------------------------------------------------------
Number of                       7)   Sole Voting    8,698,007 shares of
Shares Beneficially                   Power         Common Stock
Owned by Each
Reporting Person
With
                                -------------------------------------------
                                8)   Shared Voting
                                      Power                 -0-
                                -------------------------------------------
                                9)   Sole Disposi-  8,698,007 shares of
                                       tive Power   Common Stock
                                -------------------------------------------
                                10)  Shared Dis-
                                      positive Power        -0-
                                -------------------------------------------
11)  Aggregate Amount Beneficially                8,698,007 shares of
      Owned by Each Reporting Person              Common Stock
---------------------------------------------------------------------------
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
---------------------------------------------------------------------------
13)  Percent of Class
      Represented by                              9.2%
      Amount in Row (11)
---------------------------------------------------------------------------
14)  Type of Reporting
     Person                                        PN



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CUSIP NO.  90338W 10 3                                     Page 3 of 6 Pages



                         Amendment No. 2 to Schedule 13D
                        ---------------------------------

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 12, 2001 and Amendment No. 1 thereto filed on October 17, 2001 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background.
          -----------------------

          Item 2(b)-(c) is hereby amended and restated to read in its entirety as follows:

          (b)-(c) WCAS IX is a Delaware limited partnership. The principal business of WCAS IX is that of a private investment partnership. The sole general partner of WCAS IX is WCAS IX Associates, L.L.C., a Delaware limited liability company ("IX Associates"). The principal business of IX Associates is that of acting as the general partner of WCAS IX. The principal business and principal office address of WCAS IX, IX Associates and the managing members of IX Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The following individuals, who are citizens of the United States, are the managing members of IX Associates:

          (i)    Patrick J. Welsh
          (ii)   Russell L. Carson
          (iii)  Bruce K. Anderson
          (iv)   Thomas E. McInerney
          (v)    Robert A. Minicucci
          (vi)   Anthony J. deNicola
          (vii)  Paul B. Queally
          (viii) Lawrence B. Sorrel
          (ix)   Jonathan M. Rather
          (x)    D. Scott Mackesy
          (xi)   John D. Clark
          (xii)  Sanjay Swani
          (xiii) James R. Matthews


Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended and restated to read in its entirety as follows:

          Between October 17, 2001 and October 22, 2001, WCAS IX purchased an aggregate 967,037 shares of Common Stock in open market transactions, at an average purchase price of $5.20 per share. The source of funds for such





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CUSIP NO.  90338W 10 3                                     Page 4 of 6 Pages


purchases was WCAS IX's working capital, or funds available for investment. The managing members of IX Associates also purchased, between October 17, 2001 and October 22, 2001, an aggregate 29,006 shares of Common Stock in open market transactions, at an average purchase price of $5.20 per share. The sources of funds for such purchases were such individuals' personal funds.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 94,717,589 shares of Common Stock outstanding as of July 26, 2001, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 1, 2001.

          (a) WCAS IX owns 8,698,007 shares of Common Stock, or approximately 9.2% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, and the managing members of IX Associates (as described in (b) below) each may be deemed to beneficially own the securities owned by WCAS IX.

          Managing Members of IX Associates
          ---------------------------------

          (i) Patrick J. Welsh directly beneficially owns 365,560 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (ii) Russell L. Carson directly beneficially owns 569,794 shares of Common Stock (including 37,000 shares issuable upon exercise of presently-exercisable stock options), and indirectly beneficially owns (through trusts for the benefit of his children) 18,000 shares of Common Stock, or, in the aggregate, 584,256 shares of Common Stock or approximately 0.6% of the Common Stock outstanding.

          (iii) Bruce K. Anderson directly beneficially owns 309,791 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iv) Thomas E. McInerney directly beneficially owns 126,415 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci directly beneficially owns 66,291 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola directly beneficially owns 29,677 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally directly beneficially owns 26,709 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel directly beneficially owns 22,258 shares





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CUSIP NO.  90338W 10 3                                     Page 5 of 6 Pages


of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather directly beneficially owns 5,586 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) D. Scott Mackesy directly beneficially owns 652 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) John D. Clark directly beneficially owns 652 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Sanjay Swani directly beneficially owns 652 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiii) James R. Matthews directly beneficially owns 652 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of IX Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS IX. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the shares of the Common Stock that he directly beneficially owns. Each of the managing members of IX Associates disclaims beneficial ownership of all shares of Common Stock other than the shares he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Partners, in the shares owned by WCAS IX.

          (c) Except as described in Item 3 above, none of the entities or individuals identified in Item 2 of the Schedule 13D has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

          (d) Except as described in the Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.






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CUSIP NO.  90338W 10 3                                     Page 6 of 6 Pages
                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2001

                                       WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                       By:  WCAS IX Associates LLC, General
                                       Partner

                                       By:   /s/ Jonthan M. Rather
                                            --------------------------------
                                                Managing Member